Exhibit 99.1

Aesthetic Medical International Holdings Group Ltd. Announces Receipt of Delisting Decision from the Nasdaq Hearings Panel

Shenzhen, China, May 20, 2024 (GLOBE NEWSWIRE) — Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, today announced that it has received a determination letter of the Hearings Panel (the “Panel”) of The Nasdaq Capital Market (“Nasdaq”) dated May 17, 2024, notifying the Company that the Panel determined to delist the Company’s securities from Nasdaq, due to the failure to satisfy the continued listing conditions as previously disclosed. As a result, the Company expects that its securities will be suspended from trading at the open of business on May 21, 2024 and delisted from Nasdaq after the completion of Nasdaq’s filing of a Form 25 Notification of Delisting with the Securities and Exchange Commission after all appeal periods have expired. The Company does not intend to file an appeal of the determination.

Following the delisting, the Company expects that its American Depositary Shares (the “ADSs”) will be quoted on the “over the counter” market operated by OTC Markets Group Inc (the “OTC”) so that a trading market may continue to exist for its ADSs. There is no guarantee, however, that a broker will continue to make a market in the ADSs and that trading of the ADSs will continue on an OTC market or otherwise.

The delisting from Nasdaq will have no significant impact on the Company’s operations in the aesthetic medical industry in mainland China. The Company is committed to enhancing operational management and efficiency and aims to drive performance growth.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that are spread across major cities in mainland China, with a major focus on the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services, and other aesthetic services. For more information regarding the Company, please visit https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Website: https://ir.aihgroup.net